**Mercedes-Benz Auto Receivables Trust 2021-1**
**Investor Report**
Collection Period Ended      30-Nov-2025

Amounts in USD

## Dates

| | | | | | |
|---|---|---|---|---|---|
| Collection Period No. | 51 | | | | |
| Collection Period (from... to) | 1-Nov-2025 | 30-Nov-2025 | | | |
| Determination Date | 11-Dec-2025 | | | | |
| Record Date | 12-Dec-2025 | | | | |
| Distribution Date | 15-Dec-2025 | | | | |
| Interest Period of the Class A-1 Notes (from... to) | 17-Nov-2025 | 15-Dec-2025 | Actual/360 Days | 28 | |
| Interest Period of the Class A-2, A-3 and A-4 Notes (from... to) | 15-Nov-2025 | 15-Dec-2025 | 30/360 Days | 30 | |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 332,500,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2 Notes | 560,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-3 Notes | 560,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-4 Notes | 130,000,000.00 | 45,172,151.29 | 36,943,851.71 | 8,228,299.58 | 63.294612 | 0.284183 |
| **Total Note Balance** | **1,582,500,000.00** | **45,172,151.29** | **36,943,851.71** | **8,228,299.58** | | |
| | | | | | | |
| Overcollateralization | 40,578,961.98 | 40,576,974.05 | 40,576,974.05 | | | |
| Adjusted Pool Balance | 1,623,078,961.98 | 85,749,125.34 | 77,520,825.76 | | | |
| Yield Supplement Overcollateralization Amount | 34,735,936.60 | 1,023,225.61 | 878,686.27 | | | |
| **Pool Balance** | **1,657,814,898.58** | **86,772,350.95** | **78,399,512.03** | | | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 40,578,961.98 | 2.50% |
| Target Overcollateralization Amount | 40,576,974.05 | 2.50% |
| Current Overcollateralization Amount | 40,576,974.05 | 2.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.000000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2 Notes | 0.210000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-3 Notes | 0.460000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-4 Notes | 0.730000% | 27,479.73 | 0.211383 | 8,255,779.31 | 63.505995 |
| **Total** | | **$27,479.73** | | **$8,255,779.31** | |

Amounts in USD

| Available Funds | | Distributions | |
|---|---|---|---|
| Principal Collections | 8,190,949.62 | (1) Total Servicing Fee | 72,310.29 |
| Interest Collections | 256,747.36 | Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 83,103.91 | (2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.) | 0.00 |
| Recoveries | 125,442.15 | | |
| Purchase Amounts | 0.00 | (3) Interest Distributable Amount Class A Notes | 27,479.73 |
| Advances made by the Servicer | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Investment Earnings | 37,053.92 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| **Available Collections** | **8,693,296.96** | (6) Regular Principal Distributable Amount | 8,228,299.58 |
| Reserve Fund Draw Amount | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| **Available Funds** | **8,693,296.96** | (8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)] | 0.00 |
| | | (9) Excess Collections to Certificateholders | 365,207.36 |
| | | **Total Distribution** | **8,693,296.96** |

## Distribution Detail

| | Due | Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 72,310.29 | 72,310.29 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 27,479.73 | 27,479.73 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4 Notes | 27,479.73 | 27,479.73 | 0.00 |
| | | | |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
| thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| | | | |
| Interest Distributable Amount Class A Notes | 27,479.73 | 27,479.73 | 0.00 |
| | | | |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 8,228,299.58 | 8,228,299.58 | 0.00 |
| | | | |
| Aggregate Principal Distributable Amount | 8,228,299.58 | 8,228,299.58 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---|
| Reserve Fund Required Amount | 4,057,697.40 |
| Reserve Fund Amount - Beginning Balance | 4,057,697.40 |
| plus/minus change to meet Reserve Fund Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 11,660.72 |
| minus Net Investment Earnings | 11,660.72 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 4,057,697.40 |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---|
| Net Investment Earnings on the Reserve Fund | 11,660.72 |
| Net Investment Earnings on the Collection Account | 25,393.20 |
| Investment Earnings for the Collection Period | 37,053.92 |

## Notice to Investors

Mercedes-Benz Financial Services USA LLC, as Servicer has elected to exercise its option under Section 8.01 of the Sales and Servicing Agreement to purchase the Trust Estate (other than the Accounts) immediately after giving effect to the monthly payment of principal and interest on December 15, 2025 (the "Redemption Date") and has deposited $36,943,851.71 into the Note Payment Account to redeem the balance of the ABS Notes. Therefore, pursuant to Section 10.01 of the Indenture, the Notes will be redeemed on the Redemption Date.

Amounts in USD

## Pool Statistics

| Pool Data | Amount | Number of Receivables |
|---|---:|---:|
| Cutoff Date Pool Balance | 1,657,814,898.58 | 44,343 |
| Pool Balance beginning of Collection Period | 86,772,350.95 | 10,334 |
| Principal Collections | 6,577,230.49 | |
| Principal Collections attributable to Full Pay-offs | 1,613,719.13 | |
| Principal Purchase Amounts | 0.00 | |
| Principal Gross Losses | 181,889.30 | |
| Pool Balance end of Collection Period | 78,399,512.03 | 9,874 |
| Pool Factor | 4.73% | |

| | As of Cutoff Date | Current |
|---|---:|---:|
| Weighted Average APR | 3.59% | 3.78% |
| Weighted Average Number of Remaining Payments | 55.46 | 13.12 |
| Weighted Average Seasoning (months) | 9.86 | 59.04 |

Amounts in USD

## Delinquency Profile

| Delinquency Profile (1) | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 76,180,359.42 | 9,703 | 97.17% |
| 31-60 Days Delinquent | 1,852,766.16 | 141 | 2.36% |
| 61-90 Days Delinquent | 355,786.77 | 29 | 0.45% |
| 91-120 Days Delinquent | 10,599.68 | 1 | 0.01% |
| Total | 78,399,512.03 | 9,874 | 100.00% |

| | |
|---|---|
| **Delinquency Trigger** | **3.550%** |
| 60+ Delinquency Loans to EOP Aggregate Securitization Value | 0.467% |
| Delinquency Trigger occurred | No |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| Losses (1) | Current | | Cumulative | |
|---|---|---|---|---|
| | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 181,889.30 | 22 | 34,094,954.14 | 1,465 |
| Principal Net Liquidation Proceeds | 82,828.97 | | 14,390,553.11 | |
| Principal Recoveries | 121,988.93 | | 11,220,263.16 | |
| Principal Net Loss / (Gain) | (22,928.60) | | 8,484,137.87 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | |
|---|---|
| Current Collection Period | (0.333%) |
| Prior Collection Period | 0.803 % |
| Second Prior Collection Period | (1.675%) |
| Third Prior Collection Period | (1.619%) |
| Four Month Average | (0.706%) |

| | |
|---|---|
| **Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** | 0.512% |
| **Average Net Loss / (Gain)** | 5,791.22 |

(1) Losses include accounts that have been charged off with a balance remaining of less than $50.  These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.